UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

EuroDry Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y23508107
(CUSIP Number)

David Maryles
Managing Director, Legal & Compliance
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y23508107	Page 2

1	NAMES OF REPORTING PERSONS
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,184

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
149,184

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,184

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Based on 2,919,191 shares of Common Stock outstanding as of March 31, 2022, as disclosed in the Form 6-K filed by the Issuer with the U. S. Securities and Exchange Commission on May 18, 2022.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D amends the Schedule 13D filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2018 (the “Initial BlackRock Statement”), as amended by BlackRock on June 18, 2019 (“Amendment No. 1”), June 19, 2019 (“Amendment No. 2”), February 2, 2021 (“Amendment No. 3”), February 3, 2021 (“Amendment No. 4”), and December 20, 2021 (“Amendment No. 5” and, together with the Initial BlackRock Statement and Amendment Nos. 1 through No. 6 thereto, the “BlackRock Schedule 13D”) regarding the common stock, par value $0.01 per share (“Common Stock”), of EuroDry Ltd. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands.  EuroDry Ltd.’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

As stated in the Initial BlackRock Statement, that filing adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D, in respect of the Issuer’s shares of Common Stock, the Schedule 13D in respect of the Issuer’s shares of Common Stock filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the SEC on June 11, 2018, as separately amended by TCP on August 3, 2018 (the “TCP Schedule 13D”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Initial BlackRock Statement, Amendment Nos. 1 through No. 5 thereto, or the TCP Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Initial BlackRock Statement, Amendment Nos. 1 through No. 5 thereto, or the TCP Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the BlackRock Schedule 13D is hereby amended and restated as follows:
(a) – (c) and (f)
Current information concerning the identity, background and citizenship of each executive officer and director of BlackRock is set forth on Annex A, attached hereto and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Item 2 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
After giving effect to the transactions described in Item 5(c) below, the Reporting Person may be deemed to beneficially own with the power to vote and dispose of 149,184 shares of Common Stock, which represents 5.1% of the Common Stock outstanding.  All percentages of Common Stock outstanding contained herein are based on 2,919,191 shares of Common Stock outstanding as of March 31, 2022, as disclosed in the Form 6-K filed by the Issuer with the U. S. Securities and Exchange Commission on May 18, 2022.

(c)  Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Person acquired or sold during the past sixty days.

(d) Except for investment advisory clients of TCP, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by BlackRock.

(e)  Not applicable.

SCHEDULE I

Date	Number of Shares Sold(1)	Price Per Share($)(2)
5/10/2022	10,000	$33.5131
5/11/2022	307	$35.0000
5/12/2022	9,693	$32.3132
5/13/2022	2,200	$34.021
5/17/2022	7,295	$35.0268
5/18/2022	1,320	$35.3088

(1) The Amendment No. 5 to Schedule 13D filed by the Reporting Person on December 20, 2021 reflected beneficial ownership by the Reporting Person of 180,000 shares of the Issuer’s Common Stock.  Due to a rounding issue, the number of shares of Common Stock reported in that filing was overstated by one share and should have reflected beneficial ownership of 179,999 shares.
(2) Excludes commissions and other execution-related costs.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2022
BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director, Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development - Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Beth E. Ford	Land O’Lakes, Inc. - Chief Executive Officer	Land O’Lakes, Inc. 4001 Lexington Ave. North Arden Hills, MN 55126	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc .- President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Kristin C. Peck	Zoetis Inc. - Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. - Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai – Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand